Exhibit 21

LIST OF SIGNIFICANT SUBSIDIARIES OF CSS INDUSTRIES, INC.

Name	Incorporation
Berwick Offray LLC	Pennsylvania
Berwick Offray Hong Kong Limited	Hong Kong
British Trimmings Limited	United Kingdom
C.R. Gibson, LLC	Delaware
C.R. Gibson Pacific Rim Limited	Hong Kong
CSS Pacific Rim Limited	Hong Kong
Dominion Simplicity Patterns Limited	Canada
India Trimmings Private Limited	India
Lion Ribbon Company, LLC	Delaware
McCall Pattern Company Limited	United Kingdom
McCall Pattern Service NZ Limited	New Zealand
McCall Pattern Service Pty Limited	Australia
Paper Magic Group, Inc.	Pennsylvania
Paper Magic Group (Hong Kong) Limited	Hong Kong
Philadelphia Industries, Inc.	Delaware
Simplicity Creative Corp.	Delaware
Simplicity Limited	United Kingdom
Simplicity Pty Limited	Australia
The McCall Pattern Company, Inc.	Delaware
Wright's Commercial (Shanghai) Co., Ltd.	China